OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

May 15, 2006

06013712

Securities and Exchange
Office of International C
Division of Corporate Fin...
450 Fifth Street, N.W., Washington, D.C. 20549-1004

SEC MAIL RECEIVED PROCESSING
MAY 2 2 2006
WASH. D.C. 213 SECTION

Subject: File No. 82-34864

SUPPL

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: material fact notice "Information on record dates of the Issuer», notice of Annual General Meeting, Information of possible significance for the value of the issuer's securities, voting ballots. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully

Yury Rovensky
General Director

Открытое акционерное общество «РБК Информационные системы» Москва

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

Information of possible significance for the value of the issuer's securities

1. General Information	
1.1. Issuer's full corporate name (name for a non-profit organization)	***RBC Information Systems Open Joint-Stock Company***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt, Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer for information disclosure	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) used by the Issuer for publication of information	***Supplement to the Bulletin of the Federal Financial Markets Service***

2. Contents of the Notice

Information on the resolution of the Board of Directors of OAO RBC Information Systems to convene the issuer's annual general shareholders' meeting.
Date of the issuer's Board of Directors meeting, which made the respective resolution: April 27, 2006.
Date and number of minutes of the issuer's Board of Directors meeting, when the respective resolution was adopted: Minutes No. 51 dated April 28, 2006.
Contents of the resolution adopted by the issuer's Board of Directors:
To convene the Company's annual general shareholders' meeting.
To hold the annual general shareholders' meeting in joint presence of shareholders with prior distribution of voting ballots.
To approve the following venue for the annual general shareholders' meeting and registration of its participants: Rublevsky Hall at Marriott Grand Hotel Moscow, 26 Tverskaya, Moscow.
Annual general shareholders' meeting date: June 29, 2006.
Start time for the annual general meeting: 11 a.m.
Start time for registration of participants: 10 a.m.
Deadline for submission of voting ballots: June 26, 2006.
Postal addresses for sending completed voting ballots:
Bld. 1, 3/4 Boyarsky Pereulok, Moscow 107078 ZAO IRKOL
Bld. 1, 78 Profsoyuznaya Street, Moscow 117393 OAO RBC Information Systems
Record date: May 12, 2006
To approve the following agenda for the annual general shareholders' meeting:

1. Approval of the Company's annual report, annual accounting statement, including a profit and loss statement (profit and loss accounts), as well as the Company's profit and loss distribution according to the results of 2005.
2. Approval of the Company's revised Articles of Association.
3. Election of the Company's Audit and Compliance Committee
4. Approval of the Company's Auditor
5. Approval of related party transactions.
6. Election of the Company's Board of Directors

3. Signature

3.1. General Director	(signature)	Yury Rovensky
3.2. Date: April 28, 20 06	Seal	

Seal: Открытое акционерное общество «РБК Информационные Системы» * Москва *

Material Fact Notice
Information on record dates of the Issuer

1. General Information	
1.1. Issuer's full corporate name (name for a non-profit organization)	*RBC Information Systems Open Joint-Stock Company*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt, Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer for information disclosure	*http://www.rbcinfosystems.ru*
1.8. Name(s) of the printed periodical(s) used by the Issuer for publication of information	*Supplement to the Bulletin of the Federal Financial Markets Service*
1.9. Code(s) of material fact(s)	*0805214A28042006*

2. Contents of the Notice

2.1. Type, category, series and other identification characteristics of registered securities – **common registered shares of OAO RBC Information Systems (state registration number 1-03-05214-A)**

2.2. Purpose for which the register of holders of registered securities is being compiled – **participation in the annual general shareholders' meeting**

2.3. Date to which the register of holders of registered securities is to be compiled – **May 12, 2006**

2.4. Date of the minutes of the meeting (session) of the issuer's authorized managerial body, when the resolution on the register of holders of the issuer's registered securities, or other resolution, that implies the date for drawing up such a register, was adopted – **minutes of the meeting of the Board of Directors of RBC Information Systems No.51 dated April 28, 2006.**

3. Signature

3.1. General Director (signature) Yury Rovensky

3.2. Date: April 28, 2006 Seal

«РБК Информационные системы» МОСКВА

OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow, 119261

Notice of Annual General Meeting

Dear Shareholder,

The Company is pleased to notify you of the holding of the Annual General Meeting.

Date: Thursday, June 29, 2006, 11 a.m.

Place: Rublevsky Hall, Marriott Grand Hotel Moscow (26, Tverskaya str., Moscow)

Registration of participants will start at the site of the Meeting at 10 a.m. on June 29, 2006.

Agenda of the Meeting:

1. Approval of the annual report and the financial statements for the year 2005, including the profit and loss statement of the Company and the distribution of profit and losses of the Company for 2005.
2. Approval of a new edition of the Articles of Association of the Company
3. Elections to the Audit Committee of the Company
4. Appointment of the auditors of the Company
5. Approval of related party transactions
6. Elections to the Board of Directors of the Company

The Meeting will be held in the form of joint attendance of shareholders with prior distribution of voting ballots.

A shareholder wishing to register and take part in the Meeting, shall supply the following documents:

- an individual shareholder shall present an identification document;
- a proxy for an individual shareholder shall present an identification document, and a power of attorney for participation in the annual general meeting;
- a proxy for a corporate shareholder shall present an identification document, and a power of attorney for participation in the annual general meeting. In the event that a person entitled to act on behalf of an organization without a power of attorney takes part in the meeting, he/she shall present a document confirming his/her appointment instead of a power of attorney.

In the event of inability (reluctance) of the Company's shareholders to attend the Meeting, they are granted the right to participate in the Meeting by delivering completed voting ballots in person or by post to:

- ZAO Irkol at Building 1, 3/4, Boyarsky Pereulok, Moscow 107078;
- OAO RBC Information Systems at Building 1, 78, Profsoyuznaya Street, Moscow 117393.

Voting ballots shall be accepted until 6 p.m. on June 26, 2006.

The list of persons eligible to participate in the Meeting is made on the basis of records in the Share Registry as of May 12, 2006 (6 p.m.).

Information to be presented to shareholders prior to the Meeting shall be available 20 days before the scheduled date of the Meeting (after June 8, 2006) at OAO RBC Information Systems, Building 1, 78, Profsoyuznaya Street, Moscow 117393.

For further information, please contact: +7 (095) 363-11-46

Yours faithfully,

Board of Directors
OAO RBC Information Systems

Voting ballot No. 1
for voting at the annual general meeting of shareholders of OAO RBC Information Systems
at 11 a.m. on June 29, 2006
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 29, 2006
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date for reception of voting ballots: June 26, 2006

(Registration number)	(Shareholder's name/ corporate name)	(Number of votes)

Issue No. 1 Approval of the Company's annual report, annual accounting statements, including a profit and loss statement (profit and loss accounts), as well as the distribution of profits and losses for 2005.

Decision put to the vote: To approve the Company's annual report, annual accounting statement, including a profit and loss statement (profit and loss accounts). Not to pay dividends for 2005. To allocate the Company's net profit for covering previous losses.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out unwanted options.

You can choose one option only, except if voting with shares acquired (transferred) after the date on which the list of persons entitled to participate in the general meeting was made.

* - *To be completed only in the event of voting in accordance with instructions from the buyers of shares transferred after the date on which the list of persons entitled to participate in the general meeting was made. If more than one option is left blank the ballot, please specify the number of votes given for each corresponding option and make a corresponding note.*

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the date on which list of persons entitled to participate in the general meeting was made.**

Signature of shareholder (representative) ______________________________

____

____

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! All unsigned ballots will be considered invalid.

Voting ballot No. 2
for voting at the annual general meeting of shareholders of OAO RBC Information Systems
at 11 a.m. on June 29, 2006
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 29, 2006
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date for reception of voting ballots: June 26, 2006

(Registration number)	(Shareholder's name/ corporate name)	(Number of votes)

Issue No. 2 Approval of a new edition of the Articles of Association of the Company.

Decision put to the vote: To approve a new edition of the Articles of Association of the Company.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out unwanted options.

You can choose one option only, except if voting with shares acquired (transferred) after the date on which the list of persons entitled to participate in the general meeting was made.

**** - To be completed only in the event of voting in accordance with instructions from the buyers of shares transferred after the date on which the list of persons entitled to participate in the general meeting was made.*** *If more than one option is left blank in the ballot, please specify the number of votes given for each corresponding option and put a corresponding mark.*

☐ • voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the date on which list of persons entitled to participate in the general meeting was made.

Signature of shareholder (representative) ____________________

____

____

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! All unsigned ballots will be considered invalid.

Voting ballot No. 3

for voting at the annual general meeting of shareholders of OAO RBC Information Systems
at 11 a.m. on June 29, 2006
location:

Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 29, 2006
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date for reception of voting ballots: June 26, 2006

(Registration number) (Shareholder's name/ corporate name). (Number of votes)

Issue No.3 Election of the Audit and Compliance Commission of OAO RBC Information Systems.

Decision put to the vote: Elect to the Audit and Compliance Commission:

No.	Candidate's name				
1	**Alexandra Savchenko**	**Voting options**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			
2	**Tatyana Knyazeva**	**Voting options**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			
3	**Elena Ashitko**	**Voting options**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			

Please cross out unwanted options.

Note:

Cross out options you reject ('FOR', 'AGAINST' or 'ABSTAINED') relating to each issue voted on.

You can choose ONE option only, except if voting with shares acquired (transferred) after the date on which the list persons entitled to participate in the general meeting was made.

**** - To be completed only in the event of voting in accordance with instructions from the buyers of shares transferr after the date on which the list of persons entitled to participate in the general meeting was made.** If more than one option is le blank in the ballot, please specify the number of votes given for each corresponding option and make a corresponding note.*

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the date on which list of persons entitled to participate in the general meeting was made.**

Signature of shareholder (representative) ______________________

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! All unsigned ballots will be considered invalid.

Voting ballot No. 4
for voting at the annual general meeting of shareholders of OAO RBC Information Systems
at 11 a.m. on June 29, 2006
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 29, 2006
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date for reception of voting ballots: June 26, 2006

(Registration number)	(Shareholder's name/ corporate name)	(Number of votes)

Issue No. 4 Approval of the Auditor of OAO RBC Information Systems.

Decision put to the vote: Approve as the Auditor:

No.	Candidate's name				
1	**Auditing company KPMG Limited for international auditing.**	**Voting options**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			
2	**OOO Online Audit for auditing under Russian standards.**	**Voting options**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			

Please cross out unwanted options.

Note:

Cross out options you reject ('FOR', 'AGAINST' or 'ABSTAINED') relating to each issue voted on.

You can choose one option only, except if voting with shares acquired (transferred) after the date on which the list of persons entitled to participate in the general meeting was made.

** - To be completed only in the event of voting in accordance with instructions from the buyers of shares transferred after the date on which the list of persons entitled to participate in the general meeting was made. If more than one option is left blank the ballot, please specify the number of votes given for each corresponding option and make a corresponding note.*

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the date on which list of persons entitled to participate in the general meeting was made.**

Signature of shareholder (representative) ______________________________

____

____

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! All unsigned ballots will be considered invalid.

Voting ballot No. 5
for voting at the annual general meeting of shareholders of OAO RBC Information Systems
at 11 a.m. on June 29, 2006
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 29, 2006
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date for reception of voting ballots: June 26, 2006

(Registration number)	(Shareholder's name/ corporate name)	(Number of votes)

Issue No. 5 Approval of related-party transactions.

Decision put to the vote:

5.1 To approve a loan of 160,000 (one hundred sixty thousand) rubles from the Company to the Autonomous Non-Profit Organization Steering Committee of the Brand of the Year Award, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

5.2 To approve a loan of 697,000 (Six hundred ninety seven thousand) rubles from the Company to OOO MERKOT, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

5.3 To approve a loan of 720,000 (Seven hundred twenty thousand) rubles from the Company to OOO MERKOT, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out unwanted options.

Note:

Cross out options you reject ('FOR', 'AGAINST' or 'ABSTAINED') relating to each issue voted on.

You can choose <u>one option only</u>, except if voting with shares acquired (transferred) after the date on which the list of persons entitled to participate in the general meeting was made.

** - To be completed only in the event of voting in accordance with instructions from the buyers of shares transferred aft the date on which the list of persons entitled to participate in the general meeting was made. If more than one option is left blank the ballot, please specify the number of votes given for each corresponding option and make a corresponding note.*

☐ • voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the date on which list of persons entitled to participate in the general meeting was made.

Signature of shareholder (representative)

____

____

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! All unsigned ballots will be considered invalid.

Voting ballot No. 6
for voting at the annual general meeting of shareholders of OAO RBC Information Systems
at 11 a.m. on June 29, 2006
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 29, 2006
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:
- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date for reception of voting ballots: June 26, 2006

(Registration number) (Shareholder's name/ corporate name) (Number of votes)

Issue No. 5 Approval of related-party transactions.

Decision put to the vote:

5.4 To approve a loan of 6,500 (six thousand five hundred) rubles from the Company to the National Award Committee Autonomous Non-Profit Organization, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

5.5 To approve a loan of 240,000,000 (two hundred forty million) rubles from the Company to ZAO RBC HOLDING, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

5.6 To approve a loan of 154,000,000 (one hundred fifty four million) rubles from the Company to its subsidiary ZAO RBC HOLDING, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out unwanted options.
Note:
Cross out options you reject ('FOR', 'AGAINST' or 'ABSTAINED') relating to each issue voted on.

You can choose one option only, except if voting with shares acquired (transferred) after the date on which the list of persons entitled to participate in the general meeting was made.

** - To be completed only in the event of voting in accordance with instructions from the buyers of shares transferred after the date on which the list of persons entitled to participate in the general meeting was made. If more than one option is left blank the ballot, please specify the number of votes given for each corresponding option and make a corresponding note.*

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the date on which list of persons entitled to participate in the general meeting was made.**

Подпись акционера (представителя) ______________________________

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! All unsigned ballots will be considered invalid.

Voting ballot No. 7
for voting at the annual general meeting of shareholders of OAO RBC Information Systems
at 11 a.m. on June 29, 2006
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 29, 2006
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date for reception of voting ballots: June 26, 2006

(Registration number)	(Shareholder's name/ corporate name)	(Number of votes)

Issue No. 5 Approval of related-party transactions.

Decision put to the vote:

5.7 To approve a loan of 400,000 (four hundred thousand) rubles from the Company to OOO RBC Pro, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

5.8 To approve a loan of 1,300,000 (One million three hundred thousand) rubles from the Company to OOO RBC Pro, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

5.9 To approve a loan of 300,000 (three hundred thousand) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out unwanted options.
Note:
Cross out options you reject ('FOR', 'AGAINST' or 'ABSTAINED') relating to each issue voted on.
You can choose one option only, except if voting with shares acquired (transferred) after the date on which the list of persons entitled to participate in the general meeting was made.

* - *To be completed only in the event of voting in accordance with instructions from the buyers of shares transferred after the date on which the list of persons entitled to participate in the general meeting was made. If more than one option is left blank the ballot, please specify the number of votes given for each corresponding option and make a corresponding note.*

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the date on which list of persons entitled to participate in the general meeting was made.**

Signature of shareholder (representative)

____

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! All unsigned ballots will be considered invalid.

for voting at the annual general meeting of shareholders of OAO RBC Information Systems
at 11 a.m. on June 29, 2006
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 29, 2006
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date for reception of voting ballots: June 26, 2006

(Registration number)	(Shareholder's name/ corporate name)	(Number of votes)

Issue No. 5 Approval of related-party transactions.

Decision put to the vote:

5.10 To approve a loan of 11,000,000 (eleven million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

5.11 To approve a loan of 3,000,000 (three million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

5.12 To approve a loan of 10,000,000 (ten million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

5.13 To approve a loan of 12,000,000 (twelve million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out unwanted options.

Note:

Cross out options you reject ('FOR', 'AGAINST' or 'ABSTAINED') relating to each issue voted on.

You can choose one option only, except if voting with shares acquired (transferred) after the date on which the list of persons entitled to participate in the general meeting was made.

** - To be completed only in the event of voting in accordance with instructions from the buyers of shares transferred after the date on which the list of persons entitled to participate in the general meeting was made. If more than one option is left blank the ballot, please specify the number of votes given for each corresponding option and make a corresponding note.*

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the date on which list of persons entitled to participate in the general meeting was made.**

Signature of shareholder (representative)

____

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! All unsigned ballots will be considered invalid.

for voting at the annual general meeting of shareholders of OAO RBC Information Systems
at 11 a.m. on June 29, 2006
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 29, 2006
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078
- OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393

Closing date for reception of voting ballots: June 26, 2006

(Registration number)	(Shareholder's name/ corporate name)	(Number of votes)

Issue No. 5 Approval of related-party transactions.

Decision put to the vote:

5.14 Approve a loan of 5,000,000 (five million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

5.15 To approve transactions that may be concluded in future in the normal course of the Company's business between the Company and 1) ZAO RBC TV in the amount of 300,000,000 (three hundred million) rubles; 2) ZAO RBC SOFT in the amount of 300,000,000 (three hundred million) rubles; 3) ZAO RBC HOLDING in the amount of 300,000,000 (three hundred million) rubles; 4) ZAO RosBusinessConsulting in the amount of 300,000,000 (three hundred million) rubles; 5) OOO RBC Center in the amount of 300,000,000 (three hundred million) rubles; 6) RBC Investments (Cyprus) Ltd. in the amount of 400,000,000 (four hundred million) rubles; 7) OOO RBC Reklama in the amount of 300,000,000 (three hundred million) rubles; 8) OOO RBC TV Production in the amount of 300,000,000 (three hundred million) rubles; 9) OOO RBC Publishing in the amount of 300,000,000 (three hundred million) rubles; 10) ZAO RBC Engineering in the amount of 300,000,000 (three hundred million) rubles; 11) OOO SMTP Press in the amount of 300,000,000 (three hundred million) rubles; 12) OOO RBC Pro in the amount of 300,000,000 (three hundred million) rubles; 13) OOO MERKOT in the amount of 300,000,000 (three hundred million) rubles; 14) ZAO Information and Research Center "Politics, Economy and Marketing" in the amount of 300,000,000 (three hundred million) rubles; 15) Autonomous Non-Profit Organization Steering Committee of the Brand of the Year Award in the amount of 300,000,000 (three hundred million) rubles; 16) Autonomous Non-Profit Organization National Award Committee in the amount of 300,000,000 (three hundred million) rubles.

Voting options	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out unwanted options.

Note:

Cross out options you reject ('FOR', 'AGAINST' or 'ABSTAINED') relating to each issue voted on.

You can choose one option only, except if voting with shares acquired (transferred) after the date on which the list persons entitled to participate in the general meeting was made.

** - To be completed only in the event of voting in accordance with instructions from the buyers of shares transferred aft the date on which the list of persons entitled to participate in the general meeting was made. If more than one option is left blank the ballot, please specify the number of votes given for each corresponding option and make a corresponding note.*

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the date on which list of persons entitled to participate in the general meeting was made.**

Signature of shareholder (representative)

____

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! All unsigned ballots will be considered invalid.

for voting at the annual general meeting of shareholders of OAO RBC Information Systems
at 11 a.m. on June 29, 2006
location:

Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 29, 2006
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date for reception of voting ballots: June 26, 2006

(Registration number)	(Shareholder's name/ corporate name)	(Number of votes)

Number of voting shares:

Issue No. 6 Election of the Board of Directors of OAO RBC Information Systems.
Decision put to the vote: To elect to the Company's Board of Directors:

	Candidate's name	FOR		
1	German Kaplun		Against all candidates	Abstained for all candidates
2	Alexander Morgulchik			
3	Dmitry Belik			
4	Sergey Lukin			
5	Yury Rovensky			
6	Artyom Inutin			
7	Hans-Joerg Rudloff			
8	Neil Osborn			
9	Michael Hammond			

*The Board of Directors consists of **9 members**.*

Members of the Board of Directors shall be elected by cumulative voting.

Under cumulative voting, the number of votes received by each shareholder shall be multiplied by the number of persons to be elected to the Company's Board Directors, and shareholders can cast their votes received in this way to one candidate, or distribute them among two or more candidates. A fractional part of the vo resulting from multiplying the number of votes that the owner of a fractional share has, by the number of persons that are to join the Board of Directors, must given to one candidate only.

Please cross out unwanted options.in the ballot..

Candidates receiving the majority of votes are considered to have been elected to the Company's Board of Directors.

You can choose one option only, except if voting with shares acquired (transferred) after the date on which the list persons entitled to participate in the general meeting was made.

If more than one option is left blank in the ballot, please specify the number of votes given for each corresponding option and ma a corresponding note.

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the date on which list of persons entitled to participate in the general meeting was made.**

Signature of shareholder (representative) ______________________________

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! All unsigned ballots will be considered invalid.